FORM N-SAR QUESTION 77
                  FOR PILGRIM GOVERNMENT SECURITIES INCOME FUND

77-C: MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

On March 24, 2000, a special meeting of the shareholders of the Pilgrim Government Securities Income Fund, Inc. was held. The shareholders approved the proposal to approve an Agreement and Plan of Reorganization of the Pilgrim Government Securities Fund (formerly Northstar Government Securities Fund) into Pilgrim Government Securities Income Fund, Inc. The results of the vote are outlined below:

                    Shares Voted Against
Shares Voted For       or Withheld          Broker Non-Vote     Shares Abstained
----------------       -----------          ---------------     ----------------

  1,402,805               26,247                   --                 81,770